

February 24, 2011

Via U.S. Mail and Facsimile 949.475.3967

Todd R. Taylor
Chief Financial Officer
Impac Mortgage Holdings, Inc.
19500 Jamboree Road
Irvine, CA 92612

>   **Re: Impac Mortgage Holdings, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2009**
>   **Filed March 16, 2010**
>   **File No. 1-14100**

Dear Mr. Taylor:

    We have completed our review of your filing and do not have any further comments at this time.

>   Sincerely,

>   Robert Telewicz
>   Senior Staff Accountant